CONSOLIDATED
FINANCIAL
STATEMENTS 2006

undertaking the drilling of 5 wells
and other operations within budget
and in a safe and environmentally
sound manner

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Austral Pacific Energy Ltd. and all the information in the Annual Report are the responsibility of management.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and New Zealand. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the financial statements.

The Company maintains systems of internal accounting and administrative controls, in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board. The Committee is independent of management. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to shareholders.

The consolidated financial statements have been audited by KPMG, the external auditors, in accordance with Canadian and New Zealand generally accepted auditing standards on behalf of the shareholders.

KPMG has full and free access to the Audit Committee.

Rick Webber
Chief Executive Officer
March 6, 2006

AUDITOR’S REPORT

To the Shareholders of Austral Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheet of Austral Pacific Energy Ltd. as of December 31, 2005 and December 31, 2004 and the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austral Pacific Energy Ltd. as of December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statement of operations and deficit, changes in stockholders’ equity and cash flows for the year ended December 31, 2003, was reported upon by other auditors. The auditor’s report covering the year ended December 31, 2003 contained no reservations and was dated March 5, 2004.

Comments by the Auditors for New Zealand Readers of the Financial Statements

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in New Zealand. Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.

New Zealand reporting standards require management to prepare parent company statements of financial position, financial performance and cash flows. These are provided as part of note 20 of the consolidated financial statements. In our opinion, these financial statements present fairly, in all material respects, the financial position of the parent company as of December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Wellington, New Zealand
March 6, 2006

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31	2005	2004
	$	$
Assets
Current
Cash and cash equivalents (Note 3)	15,339,906	11,187,924
Accounts receivable (Note 6)	746,165	480,499
Inventory (Note 7)	474,777	98,518
Prepaid expenses and deposits	217,910	467,097
	16,778,758	12,234,038
Investments (Note 8)	83,612	-
Property and equipment (Note 4)	11,344,692	5,649,110
Total Assets	28,207,062	17,883,148

Liabilities
Current
Accounts payable and accrued liabilities	1,941,606	401,600
Non-current
Prepaid gas revenue (Note 15)	1,255,796	1,324,785
Asset retirement obligations (Note 5)	337,075	156,575
Total Liabilities	3,534,477	1,882,960

Stockholders’ Equity
Common stock without par value (Note 11);
unlimited number of shares authorised;
Issued and outstanding 22,666,453 shares	43,499,296	32,683,328
Contributed surplus	626,842	361,854
Accumulated deficit	(19,453,553)	(17,044,994)
Total Stockholders’ Equity	24,672,585	16,000,188
Total Liabilities and Stockholders’ Equity	28,207,062	17,883,148

Commitments and Contingencies (Note 10)
Related Party Transactions (Note 9)
Subsequent Events (Note 17)

Approved by the Directors:	Director	Director

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Operations and
(Expressed in United States Dollars)

For the years ended December 31	2005	2004	2003
	$	$	$
Production Income:
Oil and gas sales	1,779,454	212,458	172,715
Royalties	(74,930)	(15,040)	(33,543)
Net revenue	1,704,524	197,418	139,172
Expenses
General and administrative expense	(3,212,406)	(1,831,137)	(1,899,975)
Litigation costs and settlement (Note 10(d))	-	-	(2,250,463)
Foreign exchange (loss)/gain	(791,234)	197,858	673,909
Production costs	(848,174)	(67,543)	(61,132)
Depletion (Note 4)	(365,241)	(85,550)	(25,930)
Operating leases/rental expense	(44,008)	(37,553)	(32,741)
Amortisation (Note 4)	(51,034)	(32,402)	(18,160)
Interest expense	(163)	(28,698)	-
Impairment of oil and gas properties (Note 4)	(438,263)	(5,287,611)	(908,433)
Gain on license sales	-	-	3,896,306
Total Expenses	(5,750,523)	(7,172,636)	(626,619)
Net loss for the year before other income	(4,045,999)	(6,975,218)	(487,447)
Other Income
Interest income	460,411	326,012	57,624
Joint venture recoveries	1,093,417	930,673	477,439
Miscellaneous revenue (Note 8)	83,612	-	-
Net (loss)/income for the year	(2,408,559)	(5,718,533)	47,616
Deficit, beginning of year	(17,044,994)	(11,326,461)	(11,374,077)
Deficit, end of year	(19,453,553)	(17,044,994)	(11,326,461)
Basic (loss)/earnings per share (Note 12)	(0.12)	(0.42)	0.01
Diluted (loss)/earnings per share (Note 12)	(0.12)	(0.42)	0.01

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholder’s Equity
(Expressed in United States Dollars)

					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount $	Surplus	Deficit	Equity
Balance at January 1, 2003	7,739,324	20,478,365	274,080	(11,374,077)	9,378,368
Stock option compensation (Note 11(c))	-	-	143,312	-	143,312
Net income for the year	-	-	-	47,616	47,616
Balance at December 31, 2003	7,739,324	20,478,365	417,392	(11,326,461)	9,569,296
Issuance of common shares for cash (Note 11(a))	4,000,000	5,217,992	-	-	5,217,992
Less deferred offering costs (Note 11(a))	-	(408,083)	-	-	(408,083)
Issuance of common shares in exchange for
special class shares of subsidiary (Note 11(a))	1,111,123	943,525	-	-	943,525
Exercise of share purchase warrants for cash
(Note 11(a))	4,235,052	5,719,941	-	-	5,719,941
Exercise of share purchase options (Note 11(a))	180,000	231,588	(44,088)	-	187,500
Convertible notes converted to shares (Note 11(a))	454,546	500,000	-	-	500,000
Stock option compensation (Note 11(c))	-	-	(11,450)	-	(11,450)
Net loss for the year	-	-	-	(5,718,533)	(5,718,533)
Balance at December 31, 2004	17,720,045	32,683,328	361,854	(17,044,994)	16,000,188
Issuance of common shares for cash (Note 11(a))	4,000,000	10,000,000	-	-	10,000,000
Less deferred offering costs (Note 11(a))		(448,371)	-	-	(448,371)
Exercise of share purchase warrants for cash
(Note 11(a))	846,408	1,127,741	-	-	1,127,741
Exercise of share purchase options (Note 11(a))	100,000	136,598	(11,598)	-	125,000
Stock option compensation (Note 11(c))	-	-	276,586	-	276,586
Net loss for the year	-	-	-	(2,408,559)	(2,408,559)
Balance at December 31, 2005	22,666,453	43,499,296	626,842	(19,453,553)	24,672,585

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended December 31	2005	2004	2003
	$	$	$
Operating Activities
Net (loss)/income for the year	(2,408,559)	(5,718,533)	47,616
Adjustments to reconcile net (loss)/income to
cash applied to operating activities:
Depletion	365,241	85,550	25,930
Write-off of oil and gas properties	438,263	5,287,611	908,433
Amortisation	51,034	32,402	18,160
Stock option compensation	276,586	(11,450)	143,312
Gain on license sales	-	-	(3,896,306)
Net unrealised foreign exchange (gain)/loss	(394,563)	191,378	(653,072)
Change in non-cash working capital	739,386	67,977	759,812
	(932,612)	(65,065)	(2,646,115)
Financing Activities
Share issues	10,803,109	11,125,433	-
Purchase of investments	(83,612)	-	-
Issuance of convertible notes	-	500,000	-
Issuance of special class shares	-	-	943,525
Deferred offering costs	-	-	(408,083)
	10,719,497	11,625,433	535,442
Investing Activities
Due from related parties	-	-	52,065
Proceeds from sale of licenses	-	-	5,000,000
Purchase of property and equipment	(430,223)	(162,894)	(20,028)
Oil and gas properties	(6,119,897)	(2,395,754)	(2,147,426)
Change in non-cash working capital	588,383	90,354	188,361
	(5,961,737)	(2,468,294)	3,072,972
Net increase in cash during the year	3,825,148	9,092,074	962,299
Effect of exchange rate fluctuations on cash and short-term deposits	326,834	(138,437)	(20,839)
Cash and cash equivalents, beginning of year	11,187,924	2,234,287	1,292,827
Cash and cash equivalents, end of year	15,339,906	11,187,924	2,234,287

Supplemental Cash Flow Information
Interest paid	163	28,698	-

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

NOTE 1 – NATURE OF OPERATIONS

The Company is incorporated in the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realisation of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea. The Company has recognised proved developed and undeveloped reserves in respect to its interest in the Cheal field (PEP38738S). The recoverability of the amounts capitalised for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the years presented. Specifically, estimates were utilised in calculating depletion, asset retirement obligations, stock based compensation, amortisation and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Material differences between Canadian and New Zealand generally accepted accounting principles which affect the Company are referred to in Note 20.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited, Indo-Pacific Energy (PNG) Limited (amalgamated with Trans-Orient Petroleum (PNG) Limited during 2004), Trans-Orient Petroleum (PNG) Limited, Source Rock Holdings Limited, Austral Pacific Energy (NZ) Limited, Rata Energy Limited, Millennium Oil & Gas Limited, Ngatoro Energy Limited (liquidated October 2004), Totara Energy Limited, and Kanuka Energy Limited (registered November 25, 2004). All significant inter-company balances and transactions have been eliminated upon consolidation. All subsidiaries have the same balance date as the parent entity.

c)	Joint Operations

Substantially all of the Company’s upstream exploration and development activities are conducted jointly with third parties and accordingly these financial statements reflect only the Company’s proportionate share of assets, liabilities, revenues, expenses and cash flows from these activities.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

d)	Translation of Foreign Currencies

The Company’s functional currency is the United States dollar.

Results of foreign operations, all of which are considered financially and operationally integrated, are translated to United States dollars using the average exchange rate for revenue and expenses, except depletion and amortisation, which are translated at the rate of exchange applicable to the related assets. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)	Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f)	Cash and Cash Equivalents

Cash and cash equivalents include government treasury bills and bankers’ acceptances with original maturities of three months or less, together with accrued interest.

g)	Plant and Equipment

Plant and equipment consists of furniture and office equipment and the Company’s share of joint venture assets. The furniture and office equipment are recorded at cost and amortised over their estimated useful lives on a declining-balance basis at annual rates of 10% to 33 1/3%. The Company’s share of the joint venture assets is recorded at cost and will be amortised over the asset’s useful production life.

h)	Oil and Gas Properties

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas interests are accumulated within cost centres on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing interests, costs of drilling both productive and non-productive wells, major development projects and overhead charges directly relating to acquisition, exploration and development activities.

Sales or dispositions of oil and gas properties are credited to the respective cost centres and a gain or loss is recognised when all properties in a cost centre have been disposed of, unless such sale or disposition significantly alters the relationship between capitalised costs and proved reserves of oil and gas attributable to the cost centre.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

Capitalised costs, together with estimated future capital costs associated with proved reserves, are depleted and depreciated using the unit of production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers. For purposes of this calculation, reserves and production are converted to equivalent units of petroleum based on relative energy content of six thousand cubic feet of natural gas to one barrel of petroleum.

Costs of acquiring and evaluating significant unproved petroleum and natural gas interests are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to such interest or until impairment occurs.

The full cost method of accounting for oil and gas activities requires a detailed impairment calculation when events or circumstances indicate a potential impairment of the carrying amount of oil and gas assets may have occurred, but at least annually.

An impairment loss is recognised when the carrying amount of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of unproved interests, net of impairments, exceeds the carrying amount of the cost centre. When the carrying amount is assessed not to be recoverable, an impairment loss is recognised to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interests, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The initial benchmark price used in the ceiling test is based on approximately 90% of the latest selling price and then adjusted progressively downwards. The prices used in the impairment test are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
January – June	$50.00	$45.00	$40.00	$35.00	$35.00	$35.00
July – December	$45.00	$40.00	$35.00	$35.00	$35.00	$35.00

i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method current income taxes are recognised for the estimated income taxes payable for the current year. Future income taxes are recognised for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realised. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognised in income in the period that included the date of enactment or substantive enactment.

j)	Inventory

Inventories of crude oil and the Company’s share of joint venture inventory are valued at the lower of cost and net realisable value.

k)	Oil and Gas Revenue Recognition

Sales of oil and gas are recognised in the period in which the product is delivered to the customer. Proceeds received under gas prepayment agreements are recorded as a liability. The liability is reduced by gas sold and delivered under gas purchase arrangements.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

l)	Per Share Amounts

Basic per share amounts are calculated by dividing the net income or loss by the weighted average shares outstanding during the reporting period. Diluted per share amounts are calculated similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional in-the-money shares from the assumed exercise of stock options, if dilutive. The number of outstanding shares would be calculated by assuming that the outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

m)	Stock Based Compensation

The Company has recognised stock based compensation expense as follows:

All stock option based awards granted on or after January 1, 2002 are measured and recognised in the consolidated financial statements using a fair value based method. Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortised over the vesting period.

The Company measures compensation expense for the options where there has been a substantive change or modification to such options.

Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognised in contributed surplus is recorded as share capital.

n)	Asset Retirement Obligations

The Company recognises the estimated fair value of legal obligations associated with the retirement of petroleum and natural gas properties in the period in which they are incurred. The obligation is recorded as a liability with a corresponding increase in the carrying amount of the petroleum and natural gas properties. The incremental capitalised amount will be depleted on a unit-of-production basis over the life of the proved reserves. The obligation is increased each period, or accretes, due to the passage of time and is recorded in the statement of operations. Revisions to the estimated fair value would result in an adjustment to the obligation and carrying amount of the petroleum and natural gas properties.

o)	Investments

Long term investments are valued at cost. An impairment test is conducted on an annual basis and any impairment is recognised in the Statement of Operations.

p)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

q)	Changes in Accounting Policy

There have been no changes in accounting policies applied during the year ended December 31, 2005.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

NOTE 3 – CASH AND CASH EQUIVALENTS

The Company considers deposits in banks, funds held in trust accounts and certificates of deposit with maturities of three months or less as cash or cash equivalents. The components of cash and cash equivalents are as follows:

Cash on Deposit	December 31, 2005	December 31, 2004
	$	$
New Zealand Dollars	490,312	6,250,596
U.S. Dollars	14,815,778	4,868,001
Canada Dollars	20,930	30,202
PNG Kina	10,023	37,084
Australian Dollars	2,863	2,041
	15,339,906	11,187,924

At balance sheet date, total cash of $438,080 (2004: $335,802) is held by joint ventures. The Company does not maintain direct control of this cash as it is controlled by the joint venture operators.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

NOTE 4 – PROPERTY AND EQUIPMENT

2005	Net Book	Additions/	Depreciation/ Depletion	Net Book
	Value at	Transfers	and Write Downs	Value at
	December 31,	During the	During the	December 31,
	2004	Year	Year	2005
Furniture and office equipment	60,502	129,766	(51,034)	139,234
Share of joint venture assets	100,313	300,457	-	400,770
	160,815	430,223	(51,034)	540,004

Proved:
New Zealand (1) (2)	-	4,017,022	(365,241)	3,651,781
Total Proved	-	4,017,022	(365,241)	3,651,781

Unproved:
New Zealand (2)	3,325,418	2,009,137	(423,643)	4,910,912
Australia (3)	-	12,745	(12,745)	-
Papua New Guinea (4)	2,162,877	80,993	(1,875)	2,241,995
Total unproved	5,488,295	2,102,875	(438,263)	7,152,907
Total property and equipment	5,649,110	6,550,120	(854,538)	11,344,692

(1)	The Company transferred PEP38738S to proven oil and gas properties effective April 30, 2005 following an independent assessment of reserves.

(2)

The Company participated in 4 unsuccessful exploration wells in onshore Taranaki, New Zealand during 2005. These were Kakariki-1, Oru-1, Supplejack South-1 and Supplejack South-1A. The expenditure relating to Kakariki-1 has been written off as drilling occurred prior to April 30, 2005. The expenditure relating to Oru-1, Supplejack South-1 and Supplejack South-1A are subject to ceiling test.

(3)	The Company currently has no ongoing activities within Australia.

(4)	All activities are considered to be in the pre-production stage.

During the year the Company capitalised $348,691 (2004: $190,985) of overhead charges relating directly to its exploration and development activities. The overhead charge is exclusive of direct charges.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

2004	Net Book	Additions/	Depreciation/ Depletion	Net Book
	Value at	Transfers	and Write Downs	Value at
	December 31,	During the	During the	December 31,
	2003	Year	Year	2004
Furniture and office equipment	30,323	62,581	(32,402)	60,502
Share of joint venture assets	-	100,313	-	100,313
	30,323	162,894	(32,402)	160,815

Proved:
New Zealand (1)	2,721,572	145,031	(2,866,603)	-
Total Proved	2,721,572	145,031	(2,866,603)	-

Unproved:
New Zealand	2,478,334	2,249,328	(1,402,244)	3,325,418
Australia	978,013	109,642	(1,087,655)	-
Papua New Guinea	2,128,529	51,007	(16,659)	2,162,877
Total unproved	5,584,876	2,409,977	(2,506,558)	5,488,295
Total property and equipment	8,336,771	2,717,902	(5,405,563)	5,649,110

(1)

Kahili-1A, the only producer well on the Kahili gas-condensate field (PMP 38153) in the onshore Taranaki basin, New Zealand, ceased production in November 2004. Although a pressure survey in March 2005 indicated some pressure recovery, it is unlikely that significant commercial flows will be re-established from Kahili-1A. An independent assessment of Kahili-1A has written the remaining reserves down to zero. Consequently, the capitalised expenditures associated with Kahili-1A were written off in 2004.

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products, except for any discovery made between June 30, 2004 and December 31, 2009, for which the royalty will be the greater of 1% of the net sales revenue from any natural gas and 5% of the net sales revenues from any oil or 20% of accounting profits from the sale of petroleum products.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

PAPUA NEW GUINEA

Petroleum prospecting licenses granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. Petroleum retention licenses granted in Papua New Guinea provide for the exclusive retention of interest in the permit for an initial term of five years, renewable for a further five years over the original area, while development options are progressed. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by project landowners and affected local level government. The participants can apply for extensions or reductions of the committed work programs for the licenses under certain circumstances (by way of an Application for Variation of the Work Program).

NOTE 5 – ASSET RETIREMENT OBLIGATION

The Company has obligations to plug and abandon petroleum and natural gas wells at the end of their useful lives. The present value of these obligations have been projected based on an estimated future liability of $0.69 million (2004: $0.31 million) discounted using credit adjusted risk-free rates of 8.05% – 8.85% . The costs are expected to be incurred between 2007 and 2020. Throughout the year the Company re-estimated its obligations and increased the present value of future liabilities by $0.106 million. The movement in the provision is as follows:

For the years ended December 31	2005	2004
	$	$
Obligations at beginning of year	156,575	155,927
Obligations incurred during the year	64,559	23,114
Obligations satisfied during the year	-	(7,648)
Revision in estimated obligations	106,290	(30,132)
Accretion expense	18,196	-
Foreign exchange movement	(8,545)	15,314
Obligations at end of year	337,075	156,575

NOTE 6 – ACCOUNTS RECEIVABLE

Total accounts receivable comprises the following categories:

For the years ended December 31	2005	2004
	$	$
Trade receivables	608,529	339,351
Joint venture receivables	137,636	141,148
	746,165	480,499

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

NOTE 7 – INVENTORY

Total inventory comprises the following categories:

For the years ended December 31	2005	2004
	$	$
Product inventory	5,010	-
Share of joint venture inventory	469,767	98,518
	474,777	98,518

NOTE 8 – INVESTMENTS

Total revenue has been recognised of $83,612 for shares received in Rift Oil Plc in return for services provided.

NOTE 9 – RELATED PARTY TRANSACTIONS

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd, which has directors and shareholders in common with the Company, participates in certain oil and gas properties with the Company.

The Company farmed-out 65% of a Papua New Guinea permit, PPL235, to Rift Oil PLC (“Rift”) which was negotiated while Rift was at arms-length to Austral. Austral’s former Commercial Manager and spouse of its former Chief Executive Officer, accepted employment as Chief Executive Officer of Rift and equity participation in Rift, effective January 29, 2005, followed by her resignation as an officer of the Company effective January 29, 2005. A subsidiary of the Company owns 180,200 shares (approximately 0.5% of issued shares) in Rift Oil PLC. The Company incurred $5,110 (2004: Nil) in respect to consultancy services provided by Rift.

During 2005, the Company incurred $890,077 (2004: $223,373; 2003: $197,165) in remuneration to the former Chief Executive Officer of the Company and $36,524 (2004: $37,553; 2003: $32,741) in rent to a trust of which the former Chief Executive Officer of the Company is a trustee. The former Chief Executive Officer ceased to be an employee of the Company on 30 December, 2005 and entered into an initial three month consultancy contract. The total remuneration to the former Chief Executive Officer includes $580,727 in settlement of contractual obligations, including the fair value of share options agreement modifications approved as a part of the settlement.

During 2005, $98,107 (2004: $128,474; 2003: $111,634) was paid to a trust of which the former Chief Executive Officer of the Company is a trustee for services provided by the spouse of the former Chief Executive Officer of the Company in her role as a consultant to the Company (2004 and 2003: Commercial Manager).

Directors received a total remuneration of $57,721 during 2005. (2004: $58,954; 2003: $20,986).

During 2005 the Company paid a law firm in which a former Director is a partner, $66,470 (2004: $81,771; 2003: $95,980) for legal and directorial services.

The Company paid a company that employs a Director, $18,000 (2004: $18,000; 2003: $9,454) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

NOTE 10 – COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company estimates that the total commitments under various agreements for the 2006 fiscal year are $4,587,615.

The Company’s commitments under license obligations and other agreements are summarised as follows.

Contractual and Other Obligations		Payments Due by Period

		Less than	1–3	4–5	After 5
	Total	1 year	years	years	years
Operating leases	54,384	35,933	18,451	-	-
Joint venture commitments (1)	4,551,682	4,551,682	-	-	-
Other obligations (2)	1,255,796	-	-	-	1,255,796
Total contractual or other obligations	5,861,862	4,587,615	18,451	-	1,255,796

(1)

The Joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(2)

Other Long Term Obligations classified as ‘After 5 years’ is in respect to prepaid gas revenue. The contractual agreement underlying the prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them (refer to Note 15).

The Company’s share of commitments are as recorded on various license documents, but the Company may meet these commitments by various means which could include; farm out of major expenditures, farm out interests in the respective license, renegotiate terms of the license or seek further investor funds to meet the commitments listed. In view of this the Company’s share of expenditure required to be funded will not necessarily be the full amount of the commitment listed above.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in this area.

c)	Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

d)	Legal Settlement

On September 26, 2003 the Company sold its interest and entitlement to petroleum in New Zealand PMP38148 and recognised a gain on license sales of $3,896,306. Effective date of this sale was July 1, 2003. On October 3, 2003 the Company paid Greymouth Petroleum Holdings Limited $2 million which released both parties from any claims and liabilities against each other.

NOTE 11 – COMMON STOCK

a)	Authorised and Issued Share Capital

The authorised share capital of the Company is an unlimited number of shares of common stock without par value.

Issued and fully paid:	Number	Amount
	Of Shares	$
Balance at December 31, 2003	7,739,324	20,478,365
Issued during 2004	9,980,721	12,204,963
Balance at December 31, 2004	17,720,045	32,683,328
Issued during 2005	4,946,408	10,815,968
Balance at December 31, 2005	22,666,453	43,499,296

On January 5, 2004, 4,000,000 units at NZ$2.00 were issued by the Company for total proceeds of $5,217,992 under a public fund raising on the New Zealand Stock Exchange. Each unit entitled the holder to a common share and half share purchase warrant exercisable at NZ$2.10 on or before January 5, 2005. The New Zealand public fund raising had associated costs of $408,083. During 2005 a total of 354,315 warrants were exercised and the remaining 15,500 expired unexercised.

During 2004 the special class shareholders in one of the Company’s New Zealand subsidiaries also converted their special class shares into 1,111,123 units in the Company. Each unit was comprised of a common share and a one-year half share purchase warrant exercisable at NZ$1.85 on or before January 5, 2005. Each warrant entitles the holder to purchase one common share of the Company. During 2005 the final 264,820 warrants were exercised.

During 2004 two $250,000 convertible notes that the Company had issued on January 5, 2004 were converted into 227,273 units per Convertible Note. Each unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005). During 2005 the final 227,273 warrants were exercised.

During 2005, 4,000,000 units at $2.50 were issued by the Company for net proceeds of $9,551,629 under a private placement. Each unit entitled the holder to one common share and one-half of one common share purchase warrant.

Each whole warrant is exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company has the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company is greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

For the period ending 31 December, 2005 the Company received $125,000 from the exercise of 100,000 share options and transferred $11,598 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

For the period ending 31 December, 2005 the Company had received $11,264,339 from the conversion of 354,315 New Zealand public float warrants, 264,820 New Zealand special class warrants, 227,273 convertible note warrants, 4,000,000 private placement units and 100,000 exercised share options. Private placement expenses of $448,371 were deducted from common stock.

b)	Incentive Stock Options

In 2004, the Company established a share option plan for the granting of options to employees and service providers and this plan was approved at the annual general meeting of the shareholders on 25 June 2004.

The following stock options were outstanding at December 31, 2005:

Number of	Type of	Date Fully	Number Vested	Exercise Price	Expiry
Shares	Option	Vested	December 31, 2005	per Share	Date
300,000 (1)	Performance	-	-	$1.00	October 15, 2007
200,000 (1)	Non Vesting	-	200,000	$1.10	July 6, 2007
400,000 (1)	Vesting	April 15, 2004	400,000	$1.10	July 6, 2007
85,000	Vesting	April 15, 2004	85,000	$1.25	March 26, 2006
30,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
50,000	Vesting	April 15, 2005	50,000	$1.25	October 15, 2008
10,000	Vesting	June 25, 2007	3,334	$1.25	June 25, 2009
34,000	Vesting	February 23, 2006	-	$2.75	February 23, 2010
33,000	Vesting	February 23, 2007	-	$3.75	February 23, 2010
33,000	Vesting	February 23, 2008	-	$4.75	February 23, 2010
33,334	Vesting	July 25, 2006	-	$2.75	July 25, 2010
33,333	Vesting	July 25, 2007	-	$2.75	July 25, 2010
33,333	Vesting	July 25, 2008	-	$2.75	July 25, 2010
68,000	Vesting	December 1, 2006	-	$1.90	December 1, 2010
66,000	Vesting	December 1, 2007	-	$1.90	December 1, 2010
66,000	Vesting	December 1, 2008	-	$1.90	December 1, 2010
1,475,000			768,334

(1)	In February, 2006, these options were cancelled and replaced with a single grant of 750,000 options with an expiry date of February 2, 2008 and exercise price of $1.20.

The weighted average exercise price for options outstanding at December 31, 2005 is $1.46 (December 31, 2004: $1.06) . During 2005 100,000 share options were exercised at an average exercise price of $1.25. (2004: 180,000 – average price $1.04) .

The weighted average exercise price for options fully vested at December 31, 2005 is $1.13 (December 31, 2004: $1.07) .

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

A summary of stock option activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	Of Options	per Option
Outstanding at December 31, 2003	1,345,000	$1.00 – $1.25
Granted in 2004: vesting	10,000	$1.25
Exercised in 2004: vesting (converted)	(150,000)	$1.00
Exercised in 2004: vesting (converted)	(30,000)	$1.25
Outstanding at December 31, 2004	1,175,000	$1.00 – $1.25
Granted in 2005: vesting	34,000	$2.75
Granted in 2005: vesting	33,000	$3.75
Granted in 2005: vesting	33,000	$4.75
Granted in 2005: vesting	100,000	$2.75
Granted in 2005: vesting	200,000	$1.90
Exercised in 2005: vesting (converted)	(100,000)	$1.25
Outstanding at December 31, 2005	1,475,000	$1.00 – $4.75

c)	Stock Based Compensation

Stock option compensation expense of $276,586 has been recognised for 2005 (2004: $11,450 recovery and 2003: $143,312 expense). The fair value of each stock option grant on the date of grant was estimated using the Black-Scholes option-pricing model, amortised over the vesting period using the following weighted-average assumptions:

For the years ended December 31	2005	2004
Expected dividend yield	0.00%	0.00%
Expected price volatility	30.40% – 83.80%	35.27%
Risk-free interest rate	3.43% – 3.87%	3.23%
Expected life of option	3 Years	3 Years

The weighted average fair value of the options granted in 2005 was $1.32 (2004: $1.09)

d)	Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2005:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$3.50	October 13, 2006 (1)

(1)

The Company in its sole discretion may accelerate the expiry date if, for any ten consecutive trading days starting four months after the issue date (October 13, 2005), the closing price of the shares of the Company on any stock exchange or other quotation service on which it is listed or quoted is greater than US$4.50 during the first year following issue date.

In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

A summary of share purchase warrant activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	Of Warrants	per Warrant
Outstanding at December 31, 2003	2,086,845	$1.15 (1) – $1.50 (1)
Granted in 2004	454,546	$1.15 (1)
Granted in 2004	2,000,000	NZ$2.10 (2)
Granted in 2004	555,569	NZ$1.85 (2)
Exercised in 2004	(836,845)	$1.50 (1)
Exercised in 2004	(1,477,273)	$1.15 (1)
Exercised in 2004	(290,749)	NZ$1.85 (2)
Exercised in 2004	(1,630,185)	NZ$2.10 (2)
Outstanding at December 31, 2004	861,908	$1.15, NZ$1.85 – 2.10 (2)
Exercised in 2005	(264,820)	NZ$1.85 (2)
Exercised in 2005	(354,315)	NZ$2.10 (2)
Exercised in 2005	(227,273)	$1.15 (1)
Granted in 2005	2,000,000	$3.50 (1)
Cancelled in 2005	(15,500)	NZ$2.10 (2)
Outstanding at December 31, 2005	2,000,000	$3.50 (1)

(1)

In January 2002 and then in December 2003, the terms of the series “A” warrants were amended to extend the expiry date to January 5, 2005 and to increase the exercise price per warrant to $1.50. Also, the Series “A” warrant holder’s right to receive one Series “B” warrants for each Series A warrant exercised in the event of a commercial discovery was cancelled in December 2003.

(2)	Based on the foreign exchange rate at balance date warrants granted at NZ$2.10 equates to US$1.50 and warrants granted for NZ$1.85 equates to US$1.32.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

NOTE 12 – EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share calculations for the period ending:

For the years ended December 31	2005	2004	2003

Numerator, net (loss)/income for the year	$(2,408,559)	$(5,718,533)	$47,616
Denominator: Weighted-average number of shares – basic	19,489,336	13,627,617	7,739,324
Basic (loss)/earnings per share	$(0.12)	$(0.42)	$0.01

Denominator: Weighted-average number of shares – diluted	19,489,336	13,627,617	7,739,324
Diluted (loss)/earnings per share	$(0.12)	$(0.42)	$0.01

Due to net losses incurred during 2004 and 2005 and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

There were a total of 768,334 vested options outstanding at December 31, 2005. If exercised, these have the potential to dilute earnings of future periods.

NOTE 13 – ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (“APENZ”), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares conferred no voting rights, but did confer the right to convert such shares to common shares units of APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. Each unit consisted of one common share and one half warrant with the same terms as the warrants included in the public offering. Subsequently, the company decided not to proceed with the listing of APENZ. In the event that the listing did not proceed, the subscription agreement required the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. If the Special Class shareholders rejected the Company’s share exchange offer, they were entitled to receive redemption dividends calculated based on and paid out of 20% of APENZ’s production income.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of common shares by the Company. These Special Class shares where exchanged for common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange and the New Zealand Stock Exchange (NZX), at one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares. In addition, 555,569 warrants were attached to these shares exercisable at a price of NZ$1.85 any time before January 5, 2005. As at December 31, 2005, all warrants had been exercised.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

NOTE 14 – INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 37.12% (2004: 37.12%; 2003: 37.12%) and the provision for income taxes is as follows:

For the years ended December 31	2005	2004	2003
	$	$	$
Net (loss)/income for the year before tax	(2,408,559)	(5,718,533)	47,616
(Benefit of)/provision for tax at statutory rate	(894,057)	(2,122,719)	17,675
Foreign tax rate differential	44,160	198,325	(22,955)
Non-deductible stock based compensation expenditure/(recovery)	103,242	(4,176)	53,197
Non-deductible equity raising costs	-	-	72,616
Non-deductible legal settlement payment	-	-	742,400
Other	47,592	5,194	427
Increase/(decrease) in valuation allowance	699,063	1,923,376	(863,360)
Income Tax Provision	-	-	-

In Canada the Company has net operating losses of approximately $3.58 million available for future reduction from taxable income derived in Canada, which expire as follows:

Net operating loss
$
2006	113,011
2007	245,847
2008	332,180
2009	347,886
2010	605,918
2011	1,001,461
2012	931,469
3,577,772

In addition, in Canada, at December 31, 2005, the Company has approximately $1.23 million of resource and other unused tax pools to offset future taxable income derived in Canada. The Company’s Canadian resource and other unused tax pools are available to the Company for an indefinite period. The Company also has losses and deductions of approximately $15.09 million available to offset future taxable income derived in New Zealand. The Company’s losses and deductions that are available to offset future taxable income derived in New Zealand are available to the Company for indefinite period, provided that the company maintains a 50% continuity of shareholding from the time that the losses and deductions are incurred until the point of offset against taxable income.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

The components of the net future income tax asset at December 31, 2005 are summarised below:

For the years ended December 31	2005	2004
	$	$
Future income tax assets:
Net operating loss carryforwards	6,279,599	3,955,879
Resource tax pool	519,354	459,431
Share issuance costs	224,036	121,184
Asset retirement obligation	111,235	58,121
Total gross future income tax asset	7,134,224	4,594,615
Less: Valuation allowance	(4,599,660)	(3,617,273)
Net future income tax asset	2,534,564	977,342

Future income tax liabilities:
Property and equipment	(2,828,270)	(918,227)
Foreign exchange	293,706	(59,115)
Net future income tax liability	(2,534,564)	(977,342)

A valuation allowance has been established, and accordingly, no benefit has been recognised for the Company’s net operating losses and other deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realisability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company’s recent history of net losses and the expected near-term future losses. The Company will continue to assess the ability to realise the future tax assets based on actual and forecasted operating results.

NOTE 15 – PREPAID GAS AGREEMENT

On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,438,000) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,438,000) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture PEP 38736. This property has nil carrying value as at December 31, 2005.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

In the event that insufficient gas is delivered to discharge the advance, and the Company elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate. As the outstanding balance refundable at April 2, 2013 can not be reliably estimated no interest has been accrued at balance date. The balance outstanding is denominated in New Zealand dollars therefore is subject to fluctuations as a consequence of changes in the US$:NZ$ exchange rate.

As at December 31, 2005, the Company had delivered gas worth $145,443. The balance outstanding amount is classified as a non-current liability as there is no gas currently being supplied to the issuer or a pending gas supply agreement.

NOTE 16 – CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. On September 29, 2004 the two Convertible Notes were converted, at the option of the holder, into 227,273 Units per Convertible Note at the conversion rate of $1.10 per Unit. Each Unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005). As at December 31, 2005 all warrants issued on conversion of the convertible notes had been exercised. Interest of $26,833 was paid on conversion.

NOTE 17 – SUBSEQUENT EVENTS

(a)	In February 2006 the Heaphy-1 exploration well was plugged and abandoned. The Company’s share of expenditure in respect to this well was approximately $0.7 million.

(b)	In January 2006 the Company appointed two new Directors. The Company granted 60,000 stock options to each Director, vesting over 3 years and exercisable at $1.80, $2.00 and $2.50 respectively.

(c)	In February 2006 the Company appointed a new President and Chief Executive Officer. As a part of the remuneration package 400,000 stock options were granted with terms as follows:

	i.	200,000 vesting after year 1 and exercisable at $1.50
	ii.	100,000 vesting after year 2 and exercisable at $2.00
	iii.	100,000 vesting after year 3 and exercisable at $2.50

(d)

In February 2006 the Company finalised an agreement to acquire interests in nine onshore New Zealand permits and associated drilling inventory. The Company already holds an interest in seven of the permit areas. The cash outlay is approximately $0.85 million and will be met from existing cash resources. The agreement is subject to regulatory approval with final settlement likely to be in quarter 2, 2006.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

NOTE 18 – SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2005	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	1,779,454	-	-	1,779,454
Royalty expenses	-	(74,930)	-	-	(74,930)
Net revenue	-	1,704,524	-	-	1,704,524
Interest income	6,113	450,077	-	4,221	460,411
Joint venture recoveries	-	1,093,417	-	-	1,093,417
Miscellaneous revenue	-	83,612	-	-	83,612
Foreign exchange gain	(10,794)	(641,463)	(69,527)	(69,450)	(791,234)
Administrative expenses	(1,319,031)	(1,748,721)	(12,199)	(158,267)	(3,238,218)
Interest and accretion expense	-	(18,359)	-	-	(18,359)
Amortisation expense	-	(49,056)	-	(1,978)	(51,034)
Production expenses	-	(848,174)	-	-	(848,174)
Depletion	-	(365,241)	-	-	(365,241)
Write-off of oil and gas properties	-	(423,643)	(12,745)	(1,875)	(438,263)
Net (loss)	(1,323,712)	(763,027)	(94,471)	(227,349)	(2,408,559)
Property and equipment	-	9,070,421	-	2,274,271	11,344,692
Current assets	198,900	16,606,837	2,041	54,592	16,862,370
Total assets	198,900	25,677,258	2,041	2,328,863	28,207,062

Specific Items:
Purchase of property and equipment	-	397,947	-	32,276	430,223

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

2004	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	212,458	-	-	212,458
Royalty expenses	-	(15,040)	-	-	(15,040)
Net revenue	-	197,418	-	-	197,418
Interest income	18,303	307,709	-	-	326,012
Joint venture recoveries	-	930,673	-	-	930,673
Foreign exchange gain	-	197,858	-	-	197,858
Administrative expenses	(542,372)	(1,296,014)	(14,885)	(15,419)	(1,868,690)
Interest expense	(28,698)	-	-	-	(28,698)
Amortisation expense	-	(32,402)	-	-	(32,402)
Production expenses	-	(67,543)	-	-	(67,543)
Depletion	-	(85,550)	-	-	(85,550)
Write-off of oil and gas properties	-	(4,183,296)	(1,087,656)	(16,659)	(5,287,611)
Net (loss)	(552,767)	(4,031,147)	(1,102,541)	(32,078)	(5,718,553)
Property and equipment	-	3,486,232	-	2,162,877	5,649,110
Current assets	315,923	11,837,162	1,984	78,969	12,234,038
Total assets	315,923	15,323,394	1,984	2,241,846	17,883,148

Specific Items:
Purchase of property and equipment	-	162,894	-	-	162,894

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

2003	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	172,715	-	-	172,715
Royalty expenses	-	(33,543)	-	-	(33,543)
Net revenue	-	139,172	-	-	139,172
Interest income	2,118	55,436	-	-	57,624
Joint venture recoveries	-	477,439	-	-	477,439
Gain on licence sale	-	3,896,306	-	-	3,896,306
Foreign exchange gain	-	673,909	-	-	673,909
Production expenses	-	(61,132)	-	-	(61,132)
Depletion	-	(25,930)	-	-	(25,930)
Administrative expenses	(308,983)	(1,598,359)	(3,716)	(21,658)	(1,932,716)
Litigation costs and settlement	-	(2,250,463)	-	-	(2,250,463)
Amortisation expense	-	(18,160)	-	-	(18,160)
Write-off of oil and gas properties	-	(908,433)	-	-	(908,433)
Net income/(loss)	(306,795)	379,785	(3,716)	(21,658)	47,616
Plant and equipment	-	5,230,227	978,015	2,128,529	8,336,771
Non-current assets	408,083	-	-	-	408,083
Current assets	234,083	3,092,359	9,605	44,766	3,380,813
Total assets	642,166	8,322,586	987,620	2,173,295	12,125,667

Specific Items:
Purchase of property and equipment	-	20,028	-	-	20,028

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

NOTE 19 – SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $10,033 (2004: $67,015, 2003: $148,991) to Shell (Petroleum Mining) Company Ltd and $1,769,421 (2004: $154,906, 2003: nil) to Swift Energy (NZ) Limited during the year.

During 2005 the Company made no gas deliveries (2004: $145,443) to NGC New Zealand Ltd under the prepaid gas agreement (refer to Note 15).

NOTE 20 – DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which conform in all material respects with New Zealand generally accepted accounting principles (NZ GAAP) except for the following differences:

a)	Stockholders’ Equity

A previous reconciling difference, as reported in 2003, existed between NZ and Canadian GAAP relating to the recognition of stock based compensation expenditure. Canadian GAAP requires all stock options to be recognised using a fair value based approach. For the purposes of NZ GAAP, there was no previous requirement to record the fair value of stock options granted For the year ended 31 December 2004, the company elected to early adopt NZIFRS 2 Share Based Payments. NZIFRS 2 requires stock options issued to be measured and recognised in the financial statements using a fair value based approach. NZIFRS 1 First time adoption encourages, a first time adopter to apply NZIFRS 2 to equity instruments that were granted on or before 7 November 2002. As a result the company has retrospectively applied NZIFRS 2 from 1 January 2002, consistent with the adoption of the fair value method under Canadian GAAP.

CONSOLIDATED STATEMENT OF CASH FLOWS

b)	Cash Flows from operating activities.

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. The Statement of Cash Flows under NZ GAAP requires the direct method to be used. Cash Flows for operating activities under the direct method are as follows:

For the years ended December 31	2005	2004	2003
	$	$	$
Operating Activities
Cash inflows
Oil and gas proceeds	1,795,714	279,210	1,430,748
Interest received	480,155	326,012	57,624
Joint venture recoveries	1,093,417	930,673	477,439
Cash outflows
Payments to suppliers and employees	(4,313,589)	(1,626,430)	(4,538,280)
Net GST payments	11,691	25,470	(73,646)
Net cash (outflows) for operating activities	(932,612)	(65,065)	(2,646,115)

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

c)	Disclosure of Joint Venture Interests.

In accordance with SSAP 25 Accounting for Interests in Joint Ventures and Partnerships, which deals with the accounting and disclosure requirements of participants for interests in joint ventures, the company is required to disclose significant joint venture information for New Zealand reporting purposes.

The company held interests at December 31, 2005 in significant unincorporated joint ventures established to explore, develop and produce petroleum as follows:

	2005	2004
	%	%
New Zealand
PMP 38153	45.00	45.00
PEP 38256 – Exploration	46.16	46.16
PEP 38258 – Exploration	75.00	75.00
PEP 38330 – Exploration (1)	0.00	44.23
PEP 38480 – Exploration (4)	0.00	75.00
PEP 38492 – Exploration	100.00	100.00
PEP 38716 – Exploration (2)	0.00	42.40
PEP 38718 – Exploration (3)	0.00	12.50
PEP 38736 – Exploration	45.00	45.00
PEP 38738 Shallow – Exploration	36.50	36.50
PEP 38738 Deep – Exploration	25.10	25.10
PEP 38741 – Exploration	30.00	30.00
PEP 38746 – Exploration (5)	66.67	50.00
PEP 38748 – Exploration (5)	33.33	25.00
PEP 38753 – Exploration	60.00	60.00
PEP 38765 – Exploration (6)	36.67	27.50
PEP 38766 – Exploration (5)	33.33	25.00
PEP 38768 – Exploration (7)	0.00	50.00
Australia
AC/P 19 (8)	0.00	100.00
Papua New Guinea
PPL 228 (9)	0.00	10.00
PPL 235 – Exploration	35.00	100.00
PRL 4 – Retention (10)	13.41	7.50
PRL 5 – Retention	7.50	7.50

The financial statements of all joint ventures are unaudited.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

(1)	Surrendered by all joint venture parties July 2005.

(2)	Permit expired at end of term January 2006.

(3)	Withdrew from the permit effective November 2005.

(4)	Surrendered by all joint venture parties October 2005.

(5)	Due to withdrawals by other parties, the Company increased its percentage interest effective August 2005, subject to final governmental approvals.

(6)	Due to withdrawals by other parties, the Company increased its percentage interest effective September 2005, subject to final governmental approvals.

(7)	Surrendered by all joint venture parties February 2005.

(8)	Surrendered January 2005.

(9)	The PPL 228 joint venture did not accept the top file permit offered over the similar area and the joint venture has relinquished its interest in this permit area.

(10)

Due to an assignment of interest by one party, and pre-emption of that offer by other joint venture parties, including the Company, the Company’s interest in this license increased effective August 2005. At balance date, the transfer remains subject to finalisation of documentation and governmental approval.

The contribution made by joint ventures to the consolidated results was to increase revenues by $1,799,454 (2004: $212,458) and expenses by $1,288,345 (2004: $168,133). The consolidated proportion of joint venture assets and liabilities do not represent a material portion of the company’s asset and liabilities. The total value of consolidated joint venture assets is $1,198,449 and liabilities $866,149.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

d)	Disclosure of Parent Company Accounts.

In accordance with the New Zealand Financial Reporting Act 1993, the company is required to disclose separately a Statement of Financial Position, Statement of Financial Performance and Statement of Cash Flows, for the parent entity: Austral Pacific Energy Ltd. These are as follows.

Parent Company Accounts – Statement of Financial Position
As at December 31	2005	2004
	$	$
Assets
Current
Cash and cash equivalents	196,316	308,664
Accounts receivable	2,584	705
Prepaid expenses and deposits	-	6,554
	198,900	315,923
Investment in/Advance to subsidiaries	24,672,131	15,805,012
Total Assets	24,871,031	16,120,935

Liabilities
Accounts payable and accrued liabilities	198,446	120,747
Total Liabilities	198,446	120,747

Stockholders’ Equity
Common stock without par value (Note 11);
unlimited number of shares authorised;
Issued and outstanding 22,666,453 shares	43,499,296	32,683,328
Contributed surplus	626,842	361,854
Accumulated deficit	(19,453,553)	(17,044,994)
Total Stockholders’ Equity	24,672,585	16,000,188

Total Liabilities and Stockholders’ Equity	24,871,031	16,120,935

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

Parent Company Accounts – Statement of Financial Performance
For the years ended December 31	2005	2004
	$	$

Expenses

General and administrative	1,054,043	810,129

Foreign exchange movement	274,302	993,065

Adjustment to investment in subsidiaries	821,339	3,945,092

Stock option compensation expense/(recovery)	264,988	(11,450)

Total Expenses	2,414,672	5,736,836

Other Income

Interest income	6,113	18,303

Net loss for the year	(2,408,559)	(5,718,533)

Deficit, beginning of year	(17,044,994)	(11,326,461)

Deficit, end of year	(19,453,553)	(17,044,994)

Basic (loss) per share	(0.12)	(0.42)

Diluted (loss) per share	(0.12)	(0.42)

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

Parent Company Accounts – Statement of Cash Flows
For the years ended December 31	2005	2004
	$	$

Net Cash from/(used in) Operating Activities

Cash provided from/(used in):

Interest income received	6,113	18,303

Receipts from customers	-	8,665

Net Cash from/(used in) Investing Activities

Cash provided from/(used in):

Payment to suppliers	(1,245,971)	(1,749,563)

Advances to subsidiaries	(9,688,458)	(9,719,470)

Net Cash from/(used in) Financing Activities

Proceeds from issue of shares	10,815,968	11,125,433

Proceeds from issue of convertible notes	-	500,000

Total movement in cash balances	(112,348)	183,368

Cash balances at beginning of year	308,664	125,296

Cash balances	196,316	308,664

Under the New Zealand Financial Reporting Standards, the Company is required to disclose the audit fee of $259,972 for 2005 (2004: $141,139).